MAIL STOP 3561

July 13, 2006

Michael Bissonnette, Chief Executive Officer
Aerogrow International, Inc.
900 28th St, Suite 201
Boulder, CO 80303

      Re: **Aerogrow International, Inc.**
              Amendment No. 1 to Form 8-K
              Filed May 16, 2006
              File No. 333-122930

Dear Mr. Bissonnette:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2.01 Completion of Acquisition, page 1

1.   We note the additional disclosure on page three concerning the transactions with Wentworth and the various Keating Securities, LLC related parties. We also note that Keating Securities is in the business of selling shells as part of its larger business of helping private companies become public through reverse mergers. Clarify if Wentworth I, Inc. was part of Keating Securities' inventory of public shells, which it in turn sold to Aerogrow. Also, please clarify if Keating Securities intended to sell the shell before aiding you in your various private placements.

2.   We note your response to comment seven of our letter dated April 12, 2006 that the $350,000 advisory fee was paid for the introduction of Wentworth to Aerogrow and advising Wentworth on the merger. Revise to discuss Keating Securities' assurances as to the complete structure of the transactions to take place before and after the reverse merger. Disclose if Keating Securities will act as a market maker for your securities and/or provide after market support.

3.   From page nine, we note that you have 9,082,885 shares outstanding. We also note that you are registering 7,308,451 shares on a registration statement on Form SB-2. Given the nature and size of the transaction you are attempting to register, advise us of the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C.

4.   At the bottom of page five, we note the disclosure that KRM Fund will have the right to send a representative to observe board meetings. Considering the number of shares held by the Keating entities and their potential role associated with your securities, please revise to disclose if any such entities will be in possession of non-public information when executing transactions of your securities.

5.   We note your response to comment 18 of our letter dated April 12, 2006 and the additional disclosure on page five that there are "certain positions taken by the SEC in connection with shares issued to persons that may be considered promoters." Please revise to clearly disclose that shares held by former Wentworth shareholders will not be eligible for resale pursuant to Rule 144 and that such shareholders will be deemed underwriters when selling their shares. Also, please review the definition of the term promoter under Rule 405 of Regulation C and disclose if any former Wentworth shareholders "will be deemed promoters."

Item 3.02 Unregistered Sales of Equity Securities, page 11

6.   We note your response to comment four of our letter dated April 12, 2006. Please clearly disclose how the company complied with Section 3(a)(11) of the Securities Act of 1933 by conducting the intra state offering in Colorado while being incorporated in Nevada. We may have further comment.

7.   We note the disclosure of the various tranches of securities sold from December 2002 through June 30, 2004. It would appear that all three tranches were part of a single financing plan. Please revise to specifically discuss how you complied with the requirements of Rule 506(b)(2) of Regulation D.

8.   Please revise to provide an analysis of why the Colorado registered offering should not be integrated with your three tranche private placement.

9. In the first paragraph, we do not understand the reference to "this offering" in the first sentence. Please revise to clarify.

10. Please revise to clearly disclose when the efforts to undertake the private placements that involved Keating Securities began.

11. We note that you relied upon Rule 155(c) of the Securities Act of 1933 in conducting both private placements with the aid of Keating Securities. Please revise to clarify if the disclosure required by Rule 155(c)(4) and (5) was provided to investors in those offerings.

12. We note the various grants of securities to employees and consultants. Please revise to discuss how you determined the disclosed "value" of the securities provided to your employees and consultants.

Item 5.01 Changes in Control of Registrant, page 15

13. We note your response to comment 22 of our letter dated April 12, 2006. Due to his employment on a consulting basis, please revise to clarify if he owes you fiduciary duties similar to those owed by your officers and directors.

Item 8.01 Other Events, page 24

14. We note the additional disclosure on page 33 responding to comments 35 and 36 of our letter dated April 12, 2006. Please revise to identify your retail launch partners and discuss the role they have in your product launch. Clarify if there are any agreements that control the relationships with you and your partners.

15. On page 34, please revise to discuss the cost associated with the production of your product so that investors can understand your margins better.

16. We note your response to comment 42 of our letter dated April 12, 2006. The patent application number is public and searchable on the United States Patent and Trademark Office's website. If you do not disclose the application number, then investors and the public would not be able to access disclosure that is intended to be public once it is published. Please revise your disclosure accordingly.

17. Please revise to provide the serial numbers for your trademark applications.

18. We note your response to comment 43 of our letter dated April 12, 2006. Please revise to define your use of the term "substantial" in qualifying the harm that you could incur should the patents not be granted or become public.

Plan of Operations, page 37

19.   We note your response to comment 51 of our letter dated April 12, 2006 by replacing "estimated market value" with the phrase "estimated fair value." The use of the term still denotes a relationship to your assets and operations. Please revise to substantiate that your shares' fair value at the date it was issued was $5.00.

Throughout this document, you refer to the value of your comment stock when you issue them. It is not clear how this value is determined in light of your operating status when such shares were issued. Please revise to clarify and substantiate.

Financial Statements

Notes to financial statements

Note 1 - General and administrative costs, F-11

20.   It appears to us the beneficial conversion expense ($375,000) and warrant issuance costs ($1,446,200) should be reported as interest expense. Please revise or advise.

Note 6 - Shareholders' equity, F-21

21.   We read your response to our prior comment 62 of our letter dated April 12, 2006; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Tell us how you determined that that the initial classification of 504,098 warrants issued in 2002 and 2003 as well as other warrants issued in 2004, 2005 and 2006 as equity is appropriate and demonstrate to us how the criteria set forth in paragraphs 12-32 of EITF 00-19 have been met.

22.   Please revise to disclose the material terms of each type of warrants issued. State whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.), registration rights and liquidated damages as appropriate. Please revise to include the warrant and related agreements as Exhibits. We may have further comments upon review of your responses.

Note 9 - Convertible debentures, F-23

23.   We read your response to our prior comment 64 of our letter dated April 12, 2006; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment. As stated in our prior

comments, you issued 300 units consisting of convertible notes and warrants for $3,000,000 and that you have allocated $1,059,480 to the fair value of warrants, which was recorded as an additional discount with a corresponding credit to additional paid in capital. You have agreed with the convertible note and warrant holders to settle the warrants and conversion rights by issuance of shares that are required to be registered and to maintain the effectiveness until the expiration of the warrant or pay liquidated damages. As a result, it appears you will be required to file timely and update the registration statement and deliver a current prospectus at the time such warrants are exercised. Since the events or actions to deliver registered shares are beyond your control, and there appears to be uneconomic penalty provisions, it appears the warrants should have been initially measured at fair value and classified as a liability in accordance with paragraphs 14 -18 of EITF 00-19. The conversion feature (an embedded derivative) may also need to be bifurcated from the host contract (i.e. the convertible note) and initially accounted for as a derivative (i.e. a liability) at fair value with changes in fair value recorded in earnings. Subsequently, the liabilities should be measured at fair value, with changes in fair value reported in earnings pursuant to the guidance in paragraph 9 of EITF 00-19. Accordingly, please revise the financial statements for the applicable periods to reflect the classification of the warrants and the conversion feature as liabilities or demonstrate to us why a revision is not required and cite the accounting literature that supports your accounting.

24.   Considering the comment above relating to the classification of warrants as liabilities and bifurcation of the conversion feature, please revise your accounting for the modification of the terms of the convertible debt as appropriate or tell us why a revision is not required.

25.   Please refer to our prior comment 69 of our letter dated April 12, 2006. As stated in our prior comments, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

Form 10-KSB for the transition period ended March 31, 2006, filed July 6, 2006

Note 2 - Merger and private placement, F-11

26.   We note your revised disclosures in response to our prior comment 67 of our letter dated April 12, 2006. However, you have not demonstrated to us how the equity classification of the warrants included in the 2,148,000 Units is appropriate. Accordingly, we are reissuing our comments. As a result of the registration rights granted to the unit holders, it appears you will be required to file timely and update the registration statement and deliver a current prospectus at the time such warrants included in the units are exercised or pay liquidated damages. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by

delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Since the events or actions to deliver registered shares are beyond your control, and there appears to be uneconomic penalty provisions, it appears that the warrants should have been initially measured at fair value and classified as a liability in accordance with paragraphs 14 -18 of EITF 00-19 and marked to fair value each period through the income statement. Accordingly, please revise the financial statements to reflect the classification of the warrants included in the units as liabilities or demonstrate to us why a revision is not required and cite the accounting literature that supports your accounting. We may have further comments upon review of your response.

27. Please refer to our prior comment 68 of our letter dated April 12, 2006. As stated in our prior comments, please disclose the methodology you used in determining the fair value (e.g. Black Scholes, etc.) of the warrants issued. Disclose the assumptions utilized within the model including a brief discussion on how the assumptions were determined.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Andrew Hudders
      Fax # 212.818.8881

      Mitchell Rubin
      Fax # 303.350.4770